MINTZ LEVIN                                                      Chrysler Center
                                                                666 Third Avenue
KENNETH R. KOCH | 212 692 6768 |  kkoch@mintz.com            New York, NY  10017
                                                                    212-935-3000
                                                                212-983-3115 fax
                                                                   www.mintz.com

                                               May 16, 2006

VIA EDGAR AND FEDEX

Sara D. Kalin, Brach Chief - Legal
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE:      NAVIOS MARITIME HOLDINGS INC.
         AMENDMENT NO. 3 TO REGISTRATION STATEMENT ON FORM F-1
         FILED ON MAY 16, 2006
         FILE NO. 333-129382

Dear Ms. Kalin:

         On behalf of Navios Maritime Holdings Inc. (the "Company"), we respond as follows to the Staff's comments dated May 4, 2006 relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 2 to the Proxy Statement, the enclosed copy of which has been marked with the changes from that filing. Please note that for the Staff's convenience, we have recited each of the Staff's comments and provided our response to each comment immediately thereafter.

General
-------

1.       We note disclosure in the summary and elsewhere in the prospectus stating that your vessel purchase agreement was "concluded" on December
         19, 2005. Please revise to clarify whether the agreement was signed and/or closed on that date and file the agreement as an exhibit to the registration statement.

         WE HAVE REVISED THE TEXT IN ACCORDANCE WITH THE STAFF'S REQUEST
         CLARIFYING THAT THE AGREEMENT WAS SIGNED ON DECEMBER 19, 2005. PLEASE
         SEE PAGES 1, 27 AND F-40. COPY OF THE FORM OF AGREEMENT THAT WAS USED
         TO PURCHASE THE VESSELS HAS ALSO BEEN FILED AS EXHIBIT 10.10 FOR YOUR
         REFERENCE. A COPY OF THE FORM OF AGREEMENT HAS BEEN FILED AS ALL OF THE
         MATERIAL TERMS OF THE AGREEMENTS ARE IDENTICAL EXCEPT FOR THE PURCHASE
         PRICE AND NAME OF THE VESSEL WHICH HAVE BEEN DISCLOSED IN THE
         REGISTRATION STATEMENT

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Sara D. Kalin, Branch Chief - Legal
Securities and Exchange Commission
May 16, 2006

         AND NONE OF THE VESSEL PURCHASE AGREEMENTS INDIVIDUALLY AMOUNT TO A
         MATERIAL CONTRACT.

2.       As a follow-up to the comment above, we note from your December 22,
         2005 press release that the shares issued in connection with the vessel purchase agreement were issued at $5.85 per share. However, your disclosure in the filing is inconsistent with your press release.
         Please revise to clarify why the share price changed and why the shares were issued at different prices.

         THE VALUE OF THE SHARES ISSUED IN CONNECTION WITH THE VESSELS
         ACQUISITION WAS MEASURED BASED ON THE GUIDANCE PROVIDED BY THE EITF
         96-18 ISSUE "ACCOUNTING FOR EQUITY INSTRUMENTS THAT ARE ISSUED TO OTHER
         THAN EMPLOYEES FOR ACQUIRING, OR IN CONJUNCTION WITH SELLING, GOODS OR
         SERVICES". THE TASK FORCE REACHED A CONSENSUS THAT THE ISSUER SHOULD
         MEASURE THE FAIR VALUE OF THE EQUITY INSTRUMENTS USING THE STOCK PRICE
         AND OTHER MEASUREMENT ASSUMPTIONS AS OF THE EARLIER OF THE FOLLOWING:

         1.    THE DATE AT WHICH A COMMITMENT FOR PERFORMANCE BY THE
               COUNTERPARTY TO EARN THE EQUITY INSTRUMENTS IS REACHED (A
               "PERFORMANCE COMMITMENT"); OR

         2.    THE DATE THE COUNTERPARTY'S PERFORMANCE IS COMPLETE.

         THE COMPANY BELIEVES THAT THE ISSUED SHARES SHOULD BE MEASURED USING
         THE FAIR MARKET OF ITS SHARES AT THE DATE THE COUNTERPARTY'S
         PERFORMANCE IS COMPLETE BEING THE DATE THAT THE VESSELS WERE DELIVERED
         TO THE COMPANY. ACCORDINGLY, THE ISSUED SHARES WERE PRICED USING THE
         QUOTED MARKET VALUE OF THE SHARES AT THE DELIVERY DATE OF EACH VESSEL
         WHICH WAS DIFFERENT THAN THE PRICE OF $5.85 PER SHARE THAT WAS
         SPECIFIED IN THE PURCHASE AGREEMENT. THE $5.85 PER SHARE SPECIFIED IN
         THE PURCHASE AGREEMENT WAS BASED ON MANAGEMENT'S ESTIMATE OF FAIR VALUE
         AT THE TIME AND NOT THE QUOTED MARKET VALUE OF SHARES. WE HAVE REVISED
         THE TEXT TO CLARIFY HOW FAIR VALUE WAS DETERMINED. PLEASE SEE PAGE 1.

Prospectus Summary, page 1
--------------------------

3.       Please provide support for your statement that Navios is one of the leaders in seaborne shipping.

         WE HAVE REVISED THE TEXT ON PAGES 1, 26, 52 AND 63.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Sara D. Kalin, Branch Chief - Legal
Securities and Exchange Commission
May 16, 2006

Summary Consolidated Financial Data, page 6
-------------------------------------------
Selected Consolidated Financial Data, page 22
---------------------------------------------

4.       We note that certain pro forma amounts and basic and diluted amounts
         (specifically G&A expense, interest expense and other expense, net income, and basic and diluted earnings per share) for the year ended
         December 31, 2005 on pages 6 and 22 do not agree to the unaudited pro forma consolidated statement of operations on page 77. Please reconcile and revise the disclosures.

         WE HAVE REVISED THE PRO FORMA AMOUNTS AND FOOTNOTES IN ACCORDANCE WITH
         THE STAFF'S REQUEST. THE PRO FORMA AMOUNTS ON PAGES 6 AND 22 HAVE BEEN
         CORRECTED TO RECONCILE WITH THOSE ON PAGE 77. RELATED DISCLOSURES HAVE
         BEEN REVISED ACCORDINGLY.

Operating and Financial Review and Prospectus, page 25
------------------------------------------------------
Liquidity and Capital Resources, page 40
----------------------------------------
Cash provided by operating activities for the combined year ended December 31,
------------------------------------------------------------------------------
2005 As compared to the year ended December 31, 2004, page 41
-------------------------------------------------------------

5.       Refer to the third paragraph of this section. Please tell us where you have derived the accounts receivable balances at December 31, 2005 and
         2004 of $14.1 million and $17.5 million, respectively, as per the balance sheet on page F-4, the amounts are $13.7 and $15.2, respectively. Please reconcile and revise these disclosures.

         THE ACCOUNTS RECEIVABLE BALANCES AS OF DECEMBER 31, 2005 AND 2004 OF
         $13.7 MILLION AND $15.2 MILLION RESPECTIVELY, AS PER THE BALANCE SHEET
         ON PAGE F-4, ARE NET OF THE PROVISION FOR DOUBTFUL RECEIVABLES OF $0.4
         MILLION AND $2.3 MILLION AS OF DECEMBER 31, 2005 AND 2004,
         RESPECTIVELY. ON THE LIQUIDITY SECTION THE AMOUNTS OF $14.1 MILLION AND
         $17.5 MILLION RESPECTIVELY ARE BEFORE THE DEDUCTION OF THE PROVISION
         FOR DOUBTFUL ACCOUNTS. WE HAVE REVISED THE TEXT TO CLARIFY THESE
         DISCLOSURES IN ACCORDANCE WITH THE STAFF'S REQUEST. PLEASE ALSO REFER
         TO NOTE 5 TO THE CONSOLIDATED FINANCIAL STATEMENTS ON PAGE F-23.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Sara D. Kalin, Branch Chief - Legal
Securities and Exchange Commission
May 16, 2006

6.       Expand your disclosure to better explain the business reasons underlying the drop in revenues between 2004 and 2005. For example, while we note that a portion of this decrease was attributable to
         "redelivery of chartered-in vessels during 2005," it is not clear why such redelivery occurred or whether it will occur in the future.
         Similarly expand your disclosure regarding the decrease in FFA income.

         WE HAVE REVISED THE TEXT IN ACCORDANCE WITH THE STAFF'S REQUEST. PLEASE
         SEE PAGES 36 AND 37.

Unaudited Pro Forma Consolidated Statement of Operations
--------------------------------------------------------
Year ended December 31, 2005, page 77
-------------------------------------

7.       Refer to footnote (c). We note that the part of this entry related to interest income of $2,864 in your prior amendment related to the elimination: of interest income earned by ISE on funds held for acquisition purposes. However, a footnote explaining the nature of this adjustment has not been included in this amendment. Please revise to include a footnote explaining the nature of this adjustment.

         WE HAVE REVISED THE TEXT IN ACCORDANCE WITH THE STAFF'S REQUEST. PLEASE
         NOTE THAT THE REFERENCE TO FOOTNOTE (C) WAS INCORRECT. THEREFORE, WE
         HAVE INSERTED A NEW FOOTNOTE (E) EXPLAINING THE NATURE OF THIS
         ADJUSTMENT.

8.       We refer to your response to our prior comment 7 and footnote (d).
         Although now expanded, we are still unable to determine how the pro forma adjustments to depreciation and amortization expense for the year ended December 31, 2005 were calculated or determined. Please provide us with detailed calculations explaining how these adjustments were determined.

         PLEASE SEE EXHIBIT 2 ATTACHED HERETO DETAILING THE CALCULATIONS AND
         HOW THESE ADJUSTMENTS WERE DETERMINED.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Sara D. Kalin, Branch Chief - Legal
Securities and Exchange Commission
May 16, 2006

9.       We note your revised pro forma adjustment (e). You disclose that the adjustment represents the interest expense for the period as if the
         $412 million were outstanding at January 1, plus the amortization of deferred debt service costs for the period. Please provide us with the calculation of the pro forma debt service cost amortization and revise to explain in further detail how this portion of the adjustment was determined. Also, please separately disclose the amount of interest and debt service cost amortization in footnote (e).

         WE HAVE REVISED THE TEXT OF FOOTNOTE (E) WHICH NOW IS CHANGED TO
         FOOTNOTE (F) TO SEPARATELY DISCLOSE THE AMOUNT OF INTEREST AND DEBT
         SERVICE COST AMORTIZATION IN ACCORDANCE WITH THE STAFF'S REQUEST.
         PLEASE ALSO SEE EXHIBIT 1 ATTACHED HERETO WITH RESPECT TO THE
         CALCULATION OF THE PRO FORMA DEBT SERVICE COST.

10.      Please revise footnote (g) to explain in further detail how the pro forma weighted average number of shares used to compute basic earnings per share was calculated or determined.

         WE HAVE REVISED THE TEXT IN ACCORDANCE WITH THE STAFF'S REQUEST. PLEASE
         ALSO NOTE THAT NOTE (G) IS NOW SEQUENCED AS NOTE (H) AND HAS BEEN
         REVISED TO INCLUDE ADDITIONAL INFORMATION REGARDING THE COMPUTATION OF
         THE PRO FORMA WEIGHTED AVERAGE NUMBER OF SHARES AS FOLLOWS:

         PRO FORMA OUTSTANDING SHARES FOR THE PERIOD

                  FROM 01/01/2005 UNTIL 08/25/2005            39,900,000

         ACTUAL SHARES OUTSTANDING:

                  08/26/2005 - 12/21/2005                     39,900,000

                  12/22/2005 - 12/26/2005                     42,968,205

                  12/27/2005 - 12/31/2005                     44,239,319

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Sara D. Kalin, Branch Chief - Legal
Securities and Exchange Commission
May 16, 2006

Share Ownership of Executive Officers.  Directors and Major Shareholders page 84
--------------------------------------------------------------------------------

11.      We note that you "believe" that the persons listed in the table each, have sole voting and investment power. Please confirm that each person possesses sole voting and investment power or state the basis for your beliefs (e.g., Form 13-D).

         WE HAVE REVISED THE TEXT IN ACCORDANCE WITH THE STAFF'S REQUEST,
         STATING THE BASIS OF OUR BELIEFS.

Related Party Transactions, page 85
-----------------------------------

12.      We note that the vessel acquisitions and the Greece lease agreements were entered into with related parties. Please add disclosure addressing whether the terms of these transactions were the same as could be expected in arms length transactions.

         WE HAVE REVISED THE TEXT IN ACCORDANCE WITH THE STAFF'S REQUEST. PLEASE
         SEE PAGE 85.

Navios Maritime Holdings Inc. Financial Statements
--------------------------------------------------
Consolidated Statements of Cash Flow, Rage F-6
----------------------------------------------

13.      Please refer to prior comment 12. It appears from note 11 that the debt acquired by ISE to purchase Navios was refinanced on December 21, 2005.
         The successor Navios received $435 million to restructure the previous credit facility incurred by ISE and $106 million to finance the acquisition of new vessels. Please tell us why the $435 million of proceeds and related repayment of previous debt is not reflected in the financing section if Navios the successor assumed this debt as a part of the acquisition.

         THE AGREEMENT DATED DECEMBER 21, 2005 RESTRUCTURED THE PREVIOUS
         AGREEMENT AND DID NOT INVOLVE ANY CASH CONSIDERATION I.E. COLLECTION
         AND PAYMENT OF THE $435 MILLION. THE BALANCE OF THE OLD LOAN WAS
         INCORPORATED IN THE NEW AGREEMENT AND THE ONLY CHANGE THAT WAS MADE
         CONCERNED ITS REPAYMENT SCHEDULE. THE ONLY PROCEEDS FROM THE NEW
         AGREEMENT WERE THOSE FOR THE ACQUISITION OF VESSELS WHICH HAVE BEEN

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Sara D. Kalin, Branch Chief - Legal
Securities and Exchange Commission
May 16, 2006

         REFLECTED IN THE CASH FLOW. NOTE 11 HAS BEEN REVISED TO CLARIFY THAT
         THE TRANSACTION REGARDING THE $435 MILLION DID NOT INVOLVE ANY CASH
         CONSIDERATION.

14.      We note the line item "Deferred financing costs" in the financing activities section. Please note that paragraph 28 of SFAS 95 requires adjustment from net income to remove the effect of all deferral of past operating cash payments in determining net cash flow from operating activity. As these payments represent a deferral of a past operating cash payment and do not meet the definition of a cash outflow for a financing activity (i.e., principal payments or repayment of amounts borrowed) as outlined in paragraph 20 of SFAS 95, this should be treated as a reconciling within operating activities on the consolidated statement of cash flow. Please revise.

         THE "DEFERRED FINANCING COSTS" IN THE FINANCING ACTIVITIES SECTION
         RELATE TO DEBT ISSUE COST OF DEBT RESTRUCTURED ON DECEMBER 21, 2005. WE
         HAVE CHANGED THE DESCRIPTION IN THE STATEMENT OF CASH FLOWS FROM
         "DEFERRED FINANCING COSTS" TO "DEBT ISSUANCE COSTS". IN ACCORDANCE WITH
         EITF 95-13, "CLASSIFICATION OF DEBT ISSUE COSTS IN THE STATEMENT OF
         CASH FLOWS", CASH PAYMENTS FOR DEBT ISSUE COSTS SHOULD BE CLASSIFIED IN
         THE STATEMENT OF CASH FLOWS AS A FINANCING ACTIVITY. THEREFORE, WE
         BELIEVE CLASSIFICATION OF THE REVISED "DEBT ISSUANCE COSTS" IN THE
         FINANCING ACTIVITIES SECTION IS APPROPRIATE.

15.      Please revise to reflect deferred dry dock and special survey costs as cash flows from operating activities. In this regard, had the company chosen to use the direct expense method of accounting for these costs, the related cash flows would be included in cash flows from operations.
         Since we do not believe the method chosen to account for these costs should impact their classification in the statements of cash flows, we believe that the amounts paid and capitalized should also be reflected as cash flows from operating activities.

         THE COMPANY CLASSIFIED CASH EXPENDITURES FOR DRYDOCK COSTS AS INVESTING
         ACTIVITIES GIVEN THAT THE CASH PAYMENTS ARE DEFERRED AND AMORTIZED OVER
         A PERIOD OF 30 TO 60 MONTHS, NOT DISSIMILAR TO THE ACQUISITION OF
         PROPERTY PLANT AND EQUIPMENT . HOWEVER, THE COMPANY ACKNOWLEDGES THAT
         THESE COSTS ALSO BEAR A SIMILARITY TO NORMAL REPAIR AND MAINTENANCE
         ACTIVITIES. ON A GO FORWARD BASIS THE COMPANY WILL CLASSIFY THESE
         EXPENDITURES WITHIN OPERATING ACTIVITIES IN RESPONSE TO THE STAFF'S
         COMMENT.

         HOWEVER, THE COMPANY DOES NOT BELIEVE THAT DRYDOCK COSTS INCURRED
         DURING THE

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Sara D. Kalin, Branch Chief - Legal
Securities and Exchange Commission
May 16, 2006

         PERIOD FROM AUGUST 26, 2005 TO DECEMBER 31, 2005 ARE MATERIAL TO EITHER
         CASH FLOWS USED IN INVESTING ACTIVITIES OR CASH FLOWS FROM OPERATING
         ACTIVITIES. THEY REPRESENT 6.6% OF CASH FLOWS FROM OPERATING ACTIVITIES
         AND 1.4% OF CASH FLOWS USED IN INVESTING ACTIVITIES FOR THE PERIOD FROM
         AUGUST 26, 2005 TO DECEMBER 31, 2005. ADDITIONALLY, IF COMPARED TO THE
         COMBINED TWELVE MONTHS ENDED DECEMBER 31, 2005 CASH FLOWS OF THE
         PREDECESSOR AND SUCCESSOR PERIODS, THEY REPRESENT 1.7% OF COMBINED CASH
         FLOWS FROM OPERATING ACTIVITIES AND 1.4% OF COMBINED CASH FLOWS USED IN
         INVESTING ACTIVITIES.

         THE RECLASSIFICATION WOULD NOT HAVE AN EFFECT ON EITHER NET INCOME OR
         STOCKHOLDERS' EQUITY OF THE COMPANY. FURTHERMORE, THE COMPANY DOES NOT
         BELIEVE THAT INVESTORS EVALUATE THE COMPANY BASED ON EITHER CASH FLOWS
         FROM OPERATING ACTIVITIES OR CASH FLOWS FROM INVESTING ACTIVITIES.
         ACCORDINGLY, THE COMPANY WOULD NOT PROPOSE TO RESTATE ITS AUDITED
         FINANCIAL STATEMENTS FOR PURPOSES OF RECLASSIFYING THIS AMOUNT WITHIN
         THE STATEMENT OF CASH FLOWS.

Consolidated Statements of Stockholders' Equity page F-8
--------------------------------------------------------

16.      Your current presentation of the "pushdown of purchase accounting" and the "downstream merger" in your statement of stockholders' equity is unclear. Please revise to include separate line items reflecting the elimination of all of Navios' historical stockholders' equity, the recognition of any purchase accounting adjustments for the Navios acquisition, and the subsequent downstream merger transaction. The revised amounts in your consolidated statement of stockholders' equity should agree to the amounts included in the columnar analysis of the transaction provided in Note 3 on page F-21. See also our related comment with respect to Note 3 outlined below.

         WE HAVE INCLUDED SEPARATE LINES IN THE STATEMENT OF STOCKHOLDERS'
         EQUITY IN ACCORDANCE WITH THE STAFF'S REQUEST.

Notes to the Consolidated Financial Statements
----------------------------------------------
Note 2. Summary of Significant Accounting Policies, page F-9
------------------------------------------------------------
(o) Deferred Financing Costs, page, F-13
----------------------------------------

17.      We note the disclosure indicating that the company refinanced the credit facility obtained on July 12, 2005 during December 2005. We also note that the refinancing was not accounted for in the same manner as a debt extinguishment. Based on the disclosures provided in Note 11, which indicate that the company borrowed $649 million under the new credit facility versus the $514.4 million borrowed under its previous facility, we are

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Sara D. Kalin, Branch Chief - Legal
Securities and Exchange Commission
May 16, 2006

         unclear as to why the refinancing was not accounted for as a debt extinguishment since it appears that cash flows under the terns of the old and new credit facilities differed by more than 100%. Please advise or revise as appropriate. Refer to the guidance outlined in EITF 96-19.

         THE COMPANY HAS DETERMINED THAT THE MODIFICATION OF THE CREDIT FACILITY
         WITH HSH NORDBANK IS NOT AN EXTINGUISHMENT OF DEBT BASED ON THE
         PROVISIONS OF EITF 96-19, "DEBTOR'S ACCOUNTING FOR A MODIFICATION OR
         EXCHANGE OF DEBT INSTRUMENTS". THIS IS BECAUSE THE CHANGES IN THE
         PRESENT VALUE OF THE REMAINING CASH FLOWS UNDER THE MODIFIED TERMS ARE
         LESS THAN 10% DIFFERENT THAN THE PRESENT VALUE OF REMAINING CASH FLOWS
         UNDER THE ORIGINAL TERMS. AS PART OF THE CALCULATION, THE COMPANY TOOK
         INTO ACCOUNT THE NET PRESENT VALUE OF THE FUTURE $134.6 MILLION CASH
         INFLOW RELATED TO THE INCREASE IN BORROWING FROM $514.4 MILLION TO $649
         MILLION WHICH WAS OFFSET BY THE PRESENT VALUE OF THE FUTURE CASH
         OUTFLOWS ASSOCIATED WITH THE REPAYMENTS OF THE $134.6 MILLION.

Note 3. Acquisition/Reincorporation, page F-20
----------------------------------------------

18.      Please revise your note to include a purchase price allocation that clearly states the cost of the entity acquired and that shows how the cost was allocated to assets acquired and liabilities assumed. We would expect to see a detailed account, including specific asset and liability line items, where the $594 million plus $14.2 million of costs were assigned. Although these amounts are in your balance sheet on page F-21, it is unclear how the entire purchase price was allocated since you have shown a combined presentation of the acquisition and subsequent downstream merger. In lieu of your current presentation, please revise to separately show the effects of the acquisition transaction and the subsequent downstream merger. Refer to the requirement of paragraph 51(e) of SFAS No. 141.

         WE HAVE REVISED THE TEXT IN ACCORDANCE WITH THE STAFF'S REQUEST.

Note 7, Vessels.  Port Terminal, and Other Fixed Assets, page F-25
------------------------------------------------------------------

19.      Please reconcile for us the $65.1 million drawn from the company's credit facility and the $8.5 million paid from available cash with the
         $110.8 million on the cash flow statement for "Acquisition of vessels."
         Your disclosure on page F-26 indicates that only the cash portion is reported in the statement of cash flows. Tell us what purchases make up the remaining amount recorded in the investing section.

         THE $65.1 MILLION DRAWN FROM THE COMPANY'S CREDIT FACILITY AND THE $8.5
         MILLION PAID FROM AVAILABLE CASH WHICH TOTALED TO $73.6 MILLION,
         DISCLOSED ON

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Sara D. Kalin, Branch Chief - Legal
Securities and Exchange Commission
May 16, 2006

         PAGE F-26, RELATE ONLY TO THE ACQUISITION OF THREE RELATED-PARTY
         VESSELS (N. ALEGRIA, N. LIBRA II AND N. FELICITY). HOWEVER, FOR THE
         PERIOD FROM AUGUST 26, 2005 TO DECEMBER 31, 2005, A TOTAL OF FIVE
         VESSELS WERE ACQUIRED.

         THE TABLE BELOW DETAILS LISTING OF VESSELS ACQUIRED FOR THE PERIOD
         AUGUST 25, 2005 TO DECEMBER 31, 2005 AND THE RELATED COST COMPONENTS:

                                                    NON-CASH
         VESSEL NAME           CASH COMPONENT     COMPONENT(1)          COST
         -----------           --------------   ---------------    -------------

                                                   (IN 000'S)
                                                   ----------
         RELATED PARTY:
         --------------
         N. ALEGRIA                 31,226              7,631           38,857
         N. LIBRA II                20,672              5,587           26,259
         N. FELICITY                21,660              9,627           31,287
                               -------------    ---------------    -------------
         SUB TOTAL                  73,558             22,845           96,403
                               -------------    ---------------    -------------

         NON-RELATED PARTY:
         ------------------
         N. MERIDIAN                18,767              6,843           25,610
         N. MERCATOR                18,506              6,634           25,140
                               -------------    ---------------    -------------
         SUB TOTAL                  37,273             13,477           50,750
                               -------------    ---------------    -------------

                               =============    ===============    =============
                                   110,831             36,322          147,153
                               =============    ===============    =============

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Sara D. Kalin, Branch Chief - Legal
Securities and Exchange Commission
May 16, 2006

         (1) THE NON CASH COMPONENT IS ANALYZED AS FOLLOWS:

                                                                        COST
                                                                     (IN 000'S)
                                                                     ----------
         BACKLOG FROM ONGOING CHARTER OUT LEASE,

         ACQUIRED WITH THE PURCHASE OF VESSELS (*)                      1,500
         VALUE OF SHARES ISSUED (**)                                   21,345
         CAPITALIZATION OF UNAMORTIZED PORTION OF FAVORABLE
         LEASE TERMS (N. MERIDIAN)                                      6,843
         CAPITALIZATION OF UNAMORTIZED PORTION OF FAVORABLE
         LEASE TERMS (N. MERCATOR)                                      6,634
                                                               -----------------
                                                                       36,322
                                                               =================

         (*) RELATE TO VESSELS N. ALEGRIA, N. LIBRA II AND N. FELICITY.

         (**) PLEASE SEE DISCLOSURE ON PAGE 1 OF THE PROSPECTUS.

Other
-----

20.      Please revise the notes to the financial statements to disclose the significant terms of the company's outstanding stock warrants. Refer to the requirements of Mule 4-08(i) of Regulation S-X.

         WE HAVE REVISED THE TEXT OF NOTE 21 ON PAGE F-44 TO DISCLOSE THE
         SIGNIFICANT TERMS OF THE COMPANY'S OUTSTANDING STOCK WARRANTS IN
         ACCORDANCE WITH THE STAFF'S REQUEST.

Undertaking, page II-5
----------------------

21.      Please update this section to conform with the revised requirements of
         Item 512 of Regulation S-K.

         WE HAVE REVISED THE TEXT IN ACCORDANCE WITH THE STAFF'S REQUEST. PLEASE
         SEE PAGE II-4.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Sara D. Kalin, Branch Chief - Legal
Securities and Exchange Commission
May 16, 2006

Form 6-K dated March 22, 2006
-----------------------------

22.      We note in your 6-K filed March 22, 2006 that you present EBITDA and
         EBITDA less the effects of your FFAs. In future filings, please provide a reconciliation to the most directly comparable GAAP numbers for BOTH of these non-GAAP measures.

         IN FUTURE FILINGS, THE COMPANY WILL PROVIDE A RECONCILIATION TO THE
         MOST DIRECTLY COMPARABLE GAAP NUMBERS FOR BOTH OF THE NON-GAAP
         MEASURES.

                                CLOSING COMMENTS
                                ----------------

         We acknowledge the Staff's comments and the Company will provide the requested acknowledgements at such time as the Company requests acceleration of the Registration Statement.

                                         Sincerely,

                                         /s/ Kenneth R. Koch

                                         Kenneth R. Koch

cc:      Angeliki Frangou, Chief Executive Officer
         Navios Maritime Holdings Inc.

EXHIBIT 1

Navios Maritime Holdings Inc
Pro Forma Interest Expense Calculation
December 31, 2005

	HSH Tranche ID	Loan Value	Weighted Avg As at 8/25/2005%	Days	Interest Expense for the period January 1, 2005 to August 25, 2005	Notes
A.	Pre- 8/25/2005
	A through B3	412,000,000	5.70341	237	15,257,644	1
	Amortization of Def. Fin. Charges pre - 8/25/2005 ($1,610,109 / 365 * 237 Days)			237	1,045,468	2
	New Pro Forma interest for 1/1/05 to 8/25/2005				16,303,112
	Less: Interest expense reported in FS: 1/1/2005 to 8/25/2005				(1,251,536)
	Less: Amortized Def. Fin charges reported in FS: 1/1/2005 to 8/25/2005				(425,239)
	New Pro Forma interest ADJUSTMENT for 1/1/05 to 8/25/2005				$14,626,337
	Rounded (in thousands)				$14,626

	NOTES:
1	Weighted Averge Interest rate as at 8/25/2005
	HSH Tranche ID	Loan Value	%		Interest
	A	138,484,231	5.02072		6,952,905
	B1	212,672,212	5.77072		12,272,718
	B2	49,458,654	6.02072		2,977,767
	B3	113,754,904	6.27072		7,133,252
		514,370,000	5.70341		29,336,642

	Amount applicable to acquire Navios to use in Pro Forma calculation				$412,000,000
2	Calculation of Annual Pro Forma Deferred Finance Charges
			Years	Total	Average Amortization Per year
	Deferred Financing Cost- Tranche A		7.20000	2,464,553	342,299
	Deferred Financing Cost- Tranche B1		5.26861	3,779,242	717,313
	Deferred Financing Cost- Tranche B2		5.26401	878,126	166,817
	Deferred Financing Cost- Tranche B3		5.26739	2,020,990	383,679
				9,142,911	1,610,109

EXHIBIT 2

Navios Maritime Holdings Inc.
December 31, 2005
Pro Forma calculation of Annual Depreciation and Amortization

		Asset or Intangible Valuation at 8/25/2005		Weighted Average Useful lives in Years	Monthly Depreciation		Months	Pro Forma 1/1-8/25/2005 Depreciation & Amortization	Historical Navios Predecessor 1/1-8/25/2005 Depreciation & Amortization	Pro Forma Adj For 1/1-8/25/2005 Depreciation & Amortization
									(Audited)
A. Vessels owned at Acquisition date: 8/25/2005
Navios	Achilles	31,954		21.1	118	(1)	7.8	919	514	405
Navios	Apollon	30,975		20.2	118	(1)	7.8	922	493	429
Navios	Herakles	31,984		20.5	121	(1)	7.8	944	532	412
Navios	Hios	34,894		22.6	120	(1)	7.8	934	570	364
Navios	Ionian	30,413		20.0	117	(1)	7.8	911	497	414
Navios	Kypros	34,898		22.5	120	(1)	7.8	938	579	359
		195,118			712			5,568	3,185	2,383
Port – Terminal Assets		26,699		31.7	70		7.8	546	480	66
Port – Operating Rights		31,000		40.0	65		7.8	503	—	503
Trade name		90,000		32.0	234		7.8	1,826	57	1,769
Favorable Leases		139,680	(2)	8.0	1,239		7.8	9,663	—	9,663
Backlog Asset		14,830		2.8	408		7.8	3,180	—	3,180
Backlog Liability		(12,700)		2.1	(512)		7.8	(3,991)	—	(3,991)
Other		1,798		4.0	19		7.8	150	150	—
								17,445	3,872	13,573

Notes

(1)	Monthly vessel depreciation has been calculated after taking into account each vessels' estimated scrap values.

(2)	The asset associated with the favorable lease terms includes an amount of $20,670 related to purchase options for the vessels at the end of the lease term. This amount is not amortized and should the purchase options be exercised, portion of this asset will be capitalized as part of the cost of the vessel and will be depreciated over the remaining useful life of the vessel.